March 20, 2025	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: EMX ROYALTY CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General Meeting
Record Date for Notice of Meeting :		April 14, 2025
Record Date for Voting (if applicable) :		April 14, 2025
Beneficial Ownership Determination Date :		April 14, 2025
Meeting Date :		June 02, 2025
Meeting Location (if available) :		Vancouver BC
Issuer sending proxy related materials directly to NOBO:		Yes
Issuer paying for delivery to OBO:		No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		Yes
Beneficial Holders Stratification Criteria:		Not Applicable
NAA for Registered Holders		Yes
Registered Holders Stratification Criteria:		Not Applicable

Voting Security Details:
Description	CUSIP Number		ISIN
COMMON	26873J107		CA26873J1075

Sincerely,

Computershare

Agent for EMX ROYALTY CORPORATION